Exhibit 99.1

Provident Updates Hedge Price Disclosure, Announces 2011 Third Quarter Results Release Date and Third Quarter Conference Call Details

CALGARY, Oct. 21, 2011 /CNW/ - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) announced today that it has updated its weighted average hedge price summary for NGL frac spread volumes as well as its summary of current financial derivative positions on its website at www.providentenergy.com/bus/riskmanagement/commodity.cfm. The updated information reflects Provident's hedge positions using forward market indications at September 30, 2011.  For the remainder of 2011 Provident has hedged approximately 75 percent of its estimated NGL frac spread sales volumes and approximately 59 percent of its estimated natural gas input volumes.

2011 Third Quarter Release Date and Conference Call Details

Provident Energy Ltd. will release its 2011 third quarter interim unaudited financial and operating results on November 9, 2011 after markets close.

A conference call has been scheduled for Thursday, November 10 at 7:30 a.m. MDT (9:30 a.m. Eastern) to discuss Provident's 2011 third quarter results. To participate, please dial 647-427-7450 or 888-231-8191 approximately 10 minutes prior to the conference call. An archived recording of the call will be available for replay until November 17, 2011 by dialing 403-451-9481 or 855-859-2056 and entering passcode 20775448. Provident will also provide a replay of the call on its website at www.providentenergy.com.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute "forward-looking statements" or "forward-looking information" under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

%CIK: 0001142229

For further information:

Investor and Media Contact:

Investor Relations
Kim Anderson
Director Finance & Investor Relations
Ashley Nuell
Investor Relations & Communications Analyst
Phone (403) 231-6710
Email: info@providentenergy.com
Corporate Head Office: 2100, 250 -2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com

CO: Provident Energy Ltd.

CNW 11:01e 21-OCT-11